2024 REPORT

VictoryBase Corporation


VICTORY BASE
Services Marketplace
David Michael

Dear investors,

VictoryBase had a steady and focused year managing our existing real estate portfolio. In a challenging environment marked by elevated interest rates, we concentrated on strengthening operations and preserving asset performance through disciplined management. While we did not secure any new acquisitions this year, we remain optimistic about future opportunities and are focused on positioning the company for long-term growth driven by performance. We sincerely thank our investors for their continued trust and confidence, and we appreciate the opportunity to have you alongside us on this journey.

We need your help!

We're always looking for ways to grow the VictoryBase community and would genuinely appreciate your help. Whether it's sharing our story, connecting us with like-minded individuals, or just staying involved — every bit of support counts. The real estate landscape isn't easy right now, but we believe in the power of alignment between residents and investors. We're proud of what we've built so far, and we're grateful to have people like you along for the ride. Your support helps us stay energized, connected, and open to what's possible as we navigate whatever comes next.

Sincerely,

Thomas Paquin

CEO & Founder

How did we do this year?

REPORT CARD

A-

☺ The Good

- VictoryBase maintained stable operations across our portfolio despite ongoing real estate market challenges.
- Resident engagement and satisfaction remained strong, with continued interest in our renter-investor initiatives.
- Property values were preserved through disciplined management and proactive maintenance.

☹ The Bad

- Challenging capital markets made it difficult to raise growth capital at terms aligned with our long-term goals.
- High interest rates and tight lending conditions limited our ability to pursue new acquisitions this year.
- Investor hesitation in volatile markets slowed momentum on scaling our renter-investor model.

2024 At a Glance

January 1 to December 31 (Victory Base Corportion, not including affiliates and subsidiaries)

$0 [100%]
Revenue

-$508,004
Net Loss

$788,363 +10%
Short Term Debt

$931,886
Raised in 2024

$4,195
Cash on Hand
As of 03/24/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$1,441
-$45,773
$0
-$508,004

2023 2024

Net Margin: 0% Gross Margin: 0% Return on Assets: -524% Earnings per Share: -$0.49 Revenue per Employee: $0

Cash to Assets: 5% Revenue to Receivables: ~ Debt Ratio: 813%

VictoryBase_Corporation_Combined_Financial_Statements_2023_FINAL___1_.pdf

VictoryBase_Corporation_Combined_Financial_Statements_2024_Audit_Opinion.pdf

We ❤ Our 38 Investors

Thank You For Believing In Us

Andre Harrell
Freddie Kim
Edward Kelly Medlock
Gordon And Irene Calvert Family Trust
Lynn Garrett
Rick Williamson

Yasmin Lopez
Majed Rashed Alblooshi
Zerahiah Jackson
Jason Personius
Kate Dakroub
David Nelson

Leon Dingle
Chut Sombutmai
Tim Hoffman
Jacob W Firl
Cal Paquin
Harry Awdey

Michael Solomon
Richard J Thomas Jr
Peter Paquin
Kameron Milan
Brendan Connolly

Jerry Eisenband
Jacob Greene
Patrick Kearney
Douglas Spencer
Charles G Paquin

Eric Peerless
Mikayla Seiter
Justin Hannan
Kenneth Jefferson Allen
Jefry Weinberg

Thank You!

From the VictoryBase Corporation Team



Thomas Paquin

CEO & Founder

Repeat founder with 2x successful exits; former Marine Corps FA-18 Top Gun pilot



Justin Allen

VP Finance and Development

Former Army Green Beret Captain; Kellogg MBA; personal real estate investor; former D-1 athlete



John W Sharkey

COO

West Point graduate; former Army Blackhawk pilot; Cornell MBA; 10 years real estate experience

Details

The Board of Directors

Director	Occupation	Joined
Thomas Paquin	CEO @ VictoryBase	2020

Officers

Officer	Title	Joined
John Sharkey	COO	2021
Thomas Paquin	President Secretary CEO	2020

Voting Power

Holder	Securities Held	Voting Power
VictoryBase RE, LLC (100% controlled by Thomas Paquin as the trustee of The Tom Paquin Irrevocable Trust)	1,025,000 25,000 shares of Class A Common Stock; and 1,000,000 shares of Class B Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2024	$30,000		Section 4(a)(2)
04/2024	$15,000		Section 4(a)(2)
04/2024	$25,000		Section 4(a)(2)
08/2024	$76,500		4(a)(6)
12/2024	$785,386		Other
	$24,035		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
VictoryBase RE, LLC	12/31/2024	$785,386	$785,386	0.0%		Yes

Related Party Transactions

VictoryBase Corporation and its affiliates collectively had a related party payable to its majority shareholder (VBRE) from working capital of approximately as of March 31, 2025. This related party payable is broken down across subsidiary entities as follows: VictoryBase Corporation had a related party payable to VBRE of approximately $790,386 as of March 31, 2025. VictoryBase Corporation also had a related party payable to SC1 of approximately $2,976. In total, VictoryBase Corporation's related party payables are $793,362 as of March 31, 2025. SC1 had a related party payable to VBRE of approximately $339 as of March 31, 2025.

NY1 had a related party payable to VBRE of approximately $1,584 as of March 31, 2025.

Refer to item 7 and item 28 for additional information about recent transactions that occurred between VictoryBase Corporation, VictoryBase Holdings, VBRE, and SC1.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	1,000,000	1,000,000	Yes
Class A Common	10,000,000	34,659	Yes

Warrants: 0
Options: 0

Form C Risks:

We have limited operating history.

We have a limited operating history and have suffered losses and our proposed plan of business may not be realized in the manner contemplated, and, if it cannot be, stockholders may lose all or a substantial part of their investment. We may not generate significant operating revenues and our operations may not be profitable.

Increased costs could affect us.
An increase in the cost of raw materials or energy could affect our profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials used by us. We may also be adversely affected by shortages of raw materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. We may not be able to increase our prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Changes in the economy could have a detrimental impact on us.
Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on our revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, inflation, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on our consolidated financial results and on your investment.

To date, we have had operating losses, and we may not be initially profitable for at least the foreseeable future, and we cannot predict when we might become profitable.
We have been operating at a loss since our inception. We may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we expect to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

The number of active-duty US military personnel may decrease in size or the location of US military bases may change.
Our business model is highly dependent upon US military servicepersons as a significant portion of our investor and customer base. Significant changes in deployment patterns or the size and scope of the US military personnel or the size or location of US military bases could have material adverse effect on our business and the results of our operations.

COVID-19 or other global, national, or regional pandemics may cause a change in business operations. A pandemic and any other internal or external condition can cause face-to-face meeting to be cancelled, operations to change in various and unpredictable ways, operations to reduced or even ceased, additional cost could be incurred to sanitize or provide other use other methods to mediate risks, both physical and other, have an negative impact on our ability to hire or retain employees, provide alternate solutions to customers if we are unable to perform any portion of our agreements, or other unknown and unpredictable negative impacts on the business.

The Shares are offered on a "best efforts" basis, and we may not raise the maximum amount being offered. Since we are offering the Shares on a "best efforts" basis, we may not sell enough Shares to meet our capital needs. If you purchase Shares in this offering, we may not raise enough money to satisfy the full "Use of Proceeds To Issuer" which we have outlined in this Form C or to meet our working capital needs.

The offering price has been arbitrary determined, and we may in the future elect to change the price of the Shares for this offering or the purchase price for shares of our Class A Common Stock in future offerings arbitrarily. We have arbitrarily established the offering price of the Shares based upon our present and anticipated financing needs, and the offering price of the Shares bears no relationship to our present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the Shares may not be indicative of the value of the Shares or the Company, now or in the future. From time to time in the future, we may arbitrarily adjust the purchase price for the Shares in this offering and/or the purchase price for shares of our Class A Common Stock in future offerings. Any such future offering price of the Shares may not bear any relationship to our then present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria.

We may not be able to pay distributions to our stockholders, and we may never adopt a share repurchase program. While we may choose to pay distributions at some point in the future to our stockholders, cash flow and profits may not allow such distributions to ever be made. In addition, the amount of cash available for distributions may be limited due to repurchases of our shares if we ever adopt a share repurchase program. If we adopt a share repurchase program, our board of directors will have flexibility to determine the allocation of available cash available as between the payment of distributions and repurchase of our shares. We may never adopt a share repurchase program.

Sales of a substantial number of shares of our type of stock may cause the price of our type of stock to decline.
If our stockholders sell substantial amounts of shares of our Class A Common Stock, shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that we deem reasonable or appropriate.

Our financial statements, our underlying assets, and the value of the Shares can be difficult to understand, which might put downward pressure on the value of the Shares.
Our organizational structure, including without limitation the exchangeability of Class A Units in Holdings for shares of our Class A Common Stock, which is sometimes referred to as an Up-C structure, and the related tax receivable agreement, can be difficult to understand. The complexity of our organizational structure can put downward pressure on the value of the Company and the Shares.

Our bank accounts may not be fully insured. Our regular bank accounts each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in one or more of our accounts may exceed those limits at times. In the event that any of our banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Although dependent upon key personnel, we do not have any key man life insurance policies on any such persons. We are dependent upon management in order to conduct our operations and execute our business plan; however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, we will not receive any compensation that would assist with such person's absence. The loss of such person could negatively

affect us and our operations.

We are dependent upon our management, key personnel and consultants to execute our business plan.
Our success is heavily dependent upon the continued active participation of our current executive officers as well as other key personnel and consultants. Loss of the services of one or more of these individuals could have a material adverse effect upon our business, financial condition, or results of operations. Further, our success and achievement of our growth plans depend on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the residential real estate industry is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on our business, financial condition or results of operations.

We are not subject to Sarbanes-Oxley regulations, and we lack financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and we are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. We may have significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We depend on third-party providers for a reliable internet infrastructure and the failure of these third parties, or the internet in general, for any reason would significantly impair our ability to conduct our business.
We will outsource some or all of our online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, our business would be significantly damaged. As has occurred with many businesses that rely upon the internet, we may be subject to "denial-of-service" attacks in which unknown individuals bombard our computer servers with requests for data, thereby degrading the servers' performance. We may not be successful in quickly identifying and neutralizing these attacks. If a third-party facility failed, or our ability to access the internet was interfered with because of the failure of internet equipment in general or if we become subject to malicious attacks of computer intruders, our business and operating results will be materially adversely affected.

Due to the unpredictability of deployment orders, our client base may terminate their Base Agreements early in certain circumstances, which could negatively affect our revenue.
A significant portion of our client base will be active duty and Reserve/National Guard service members. Those service members frequently move or receive orders to active duty that require them to deploy outside the United States. If either of these things occurs, the service member may terminate his or her Base Agreement early without penalty under certain circumstances as set forth in the Servicemembers Civil Relief Act and under the terms of the applicable Base Agreement. A significant number of early terminations of Base Agreements could have a material adverse effect on our business and results of our operations.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow, including without limitation as a result of hurricanes, earthquakes, hail, tornados, and other natural disasters.
We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering business operations, employees and assets. However, we may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated profits and cash flow from the properties and, in the case of debt that carries recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, we may incur losses in excess of its insurance coverage, or we may not be able to obtain insurance in the future at acceptable levels and reasonable cost.

The market value of our VictoryBase Properties could decline, thereby reducing the value of the Company and the Shares.
The value of residential real property in our portfolio of VictoryBase Properties may fluctuate. Market and economic conditions in the markets in which we operate may impact occupancy or rental rates. Occupancy and rental rates, in turn, may impact the amount of Base Payments we are able to obtain from residents, and thus our revenues, and if our communities do not generate cash flow sufficient to meet our operating expenses, including debt service and capital expenditures, current cash flow and ability to pay or refinance our debt obligations could be adversely affected. We are exposed to the risks of downturns in the local economy or other local real estate market conditions that could adversely affect occupancy rates, rental rates, Base Payment rates, and property values in these markets. Other factors that may affect the value of our assets include: - the national and local economic climate, which may be adversely affected by, among other factors, plant closings, and industry slowdowns; - local real estate market conditions such as the oversupply of residential real property in an area; - the number of repossessed homes in a particular market; - the rental market which may limit the extent to which Base Payment rates may be increased to meet increased expenses without decreasing occupancy rates; - the safety, convenience and attractiveness of our properties and the neighborhoods where they are located; - zoning or other regulatory restrictions; - competition from other available housing communities and alternative forms of housing; - our ability to provide adequate

management, maintenance and insurance; - increased operating costs, including insurance premiums, real estate taxes and utilities; and - the enactment of rent control laws or laws taxing the owners of residential homes.

Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results. Under various federal, state and local laws, as well as local ordinances and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property, as well as certain other potential costs relating to hazardous or toxic substances. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. A conveyance of the property, therefore, does not relieve the owner or operator from liability. As a current or former owner and operator of real estate, we may be required by law to investigate and clean up hazardous substances released at or from the properties we currently own or operate or have in the past owned or operated. We may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may adversely affect our ability to sell or lease real estate, or to make properties available for residents, or to borrow using the real estate as collateral. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities. We are not aware of any environmental liabilities relating to our investment properties that would have a material adverse effect on our business, assets, or results of operations. However, environmental liabilities may arise in the future and such liabilities may have a material adverse effect on our business, assets or results of operation.

The market may not embrace our business concept.
Our business concept is somewhat novel, and our potential customers may not be aware of our business concept. Even after becoming aware of our business offerings, our potential customers may not embrace our business concept and may choosing instead to rent or purchase homes rather than do business with us.

Our employees may engage in misconduct or improper activities.
We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

A data security breach could expose us to liability and protracted and costly litigation and could adversely affect our reputation and operating revenues.
To the extent that our activities involve the storage and transmission of confidential information, we and/or third-party processors will receive, transmit and store confidential customer and investor and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and investor and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to our or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and investor and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving our products and services, reputational damage, and claims or regulatory actions against us. If we are sued in connection with any data security breach, we could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, we might be forced to pay damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our operating revenues and profitability. We would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

We face competition in our markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than us.
In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, it would have a material adverse effect on our consolidated results of operations.

We need to increase brand awareness.
Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in our market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, it would have a material adverse effect on our consolidated results of operations.

Our business model is evolving.
Our business model is unproven and is likely to continue to evolve. Accordingly, our current business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We

products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as our market continues to evolve.

We rely upon trade secret protection to protect our intellectual property. It may be difficult and costly to protect our proprietary rights and we may not be able to ensure their protection.
We currently rely on trade secrets. While we use reasonable efforts to protect these trade secrets, our employees, consultants, contractors or advisors may, unintentionally or willfully, disclose our trade secrets to competitors or other third parties. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. If we are unable to defend our trade secrets from others use, or if our competitors develop equivalent knowledge, it could have a material adverse effect on our business. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. Therefore, we may not be able to protect our proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using our trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect our future operating results.

We may be unable to manage our growth or implement our expansion strategy.
We may not be able to expand our product and service offerings, our markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our consolidated financial condition and consolidated results of operations could be materially and adversely affected.

The amount of capital we are attempting to raise in this offering is not enough to sustain our current business plan.
In order to achieve our near and long-term goals, we will need to procure funds in addition to the amount raised in this offering. We may not be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

Computer, website or information system breakdown could affect our business.
Our business operations plan to rely heavily on technology and electronic communications. We plan to conduct a substantial portion of our business through our website or mobile app. Computer, website, mobile app, or information system breakdowns as well as cyber security attacks could impair our ability to service customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on our consolidated financial results as well as your investment. Furthermore, we do not currently have insurance protections against cyber attack or system breakdowns or malfunctions.

If we are unable to protect our intellectual property effectively, we may not be able to operate our business, which would impair our ability to compete.
Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. As we currently do not have any registered intellectual property with the USPTO, the names and/or logos of our brands (whether owned by us or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by us for our brands. Similarly, domains owned and used by us may be challenged by others who contest the ability of us to use the domain name or URL. Such challenges could have a material adverse effect on our consolidated financial results as well as your investment.

We may not be able to maintain and enhance our product image.
It is important that we maintain and enhance the image of our existing and new products. The image and reputation of our products may be impacted for various reasons including litigation or complaints from customers, investors or regulatory bodies resulting from quality failure. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products. From time to time, we may receive complaints from customers regarding products or services purchased from us. We may receive correspondence from customers requesting reimbursement. Dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to lawsuits from customers alleging injury because of a purported defect in VictoryBase Properties, claiming substantial damages and demanding payments from us. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert our management's attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, or financial condition. Any negative publicity generated as a result of customer or investor complaints about our products could damage our reputation and diminish the value of our brand, which could have a material adverse effect on our business, results of operations, and financial condition, as well as your investment. Deterioration in our brand equity (brand image, reputation and product quality) may have a material adverse effect on our consolidated financial results as well as your investment.

We will be reliant on key suppliers.
We intend to enter into agreements with key suppliers and will be reliant on positive and continuing relationships with such suppliers. Termination of those agreements, variations in their terms, or the failure of a key supplier to comply with its obligations under these agreements (including if a key supplier were to become insolvent), could have a material adverse effect on our consolidated financial results and on your investment.

Our expenses could increase without a corresponding increase in revenues.
Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our consolidated financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our business plan is speculative.
Our present business and planned business are speculative and subject to numerous risks and uncertainties. We may not generate significant revenues or profits.

An investment in our Shares could result in a loss of your entire investment. An investment in the Shares offered in this offering involves a high degree of risk, and you should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

Increased interest rates may have a negative impact on cash flows of the Company and limit our ability to continue operations without seeking addition financing.
Interest rate increases can have a negative impact on all aspects of the business. An increase in interest rates can increase interest payments on any indebtedness that we incur. The increase can create increased cash flow requirements, which we may not be able to support. Increase interest rates could also decreases the affordability of our home in the event we attempt to resell them or use the homes as collateral. If we elect to use financial hedging instruments, such as interest rate swaps, we may suffer losses on and increase or decrease in interest rates, depending on our short or long position.

We have not paid dividends in the past and do not expect to pay dividends in the future, so any return on your investment may be limited to the value of the Shares.
We have never paid cash dividends on shares of our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on the Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If we do not pay dividends, the Shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is no public trading market for our Shares.
At present, shares of our Class A Common Stock are not listed or quoted any exchange or quotation service. There is no consistent and active trading market for our securities and a consistent trading market may not develop. Although we hope to have the Shares listed for trading in the future or have the Shares quoted for trading on an electronic quotation service, such listing or quotation may never occur.

We may not be able to obtain additional financing. Even if we are successful in selling the maximum number of Shares in this offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations. If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current stockholders, and to you if you invest in this offering.

Neither this offering nor the Shares have been registered under federal or state securities laws, leading to an absence of regulation applicable to us. We have relied on exemptions from securities registration requirements under applicable state and federal securities laws. Investors in us, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

We may choose to modify our corporate structure and tax elections.
We may elect to amend our corporate structure and the tax consequences of that structure, including without limitation our current status as a C-corporation with a tax receivable agreement with VBRE. For example, we might explore the possibility of converting into a real estate investment trust or other structure other than the structure described in this Form C. We are a startup with limited experience with the business model described in this Form C. We may determine that another corporate structure and/or the tax treatment thereof is more favorable for the Company and its stockholders.

Our management has broad discretion in application of proceeds of this offering. Our management has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of our management with respect to the application and allocation of the net proceeds hereof.

We have made assumptions in our projections and in "forward-looking statements" that may not be accurate.
The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that this Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on Base Agreements or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain investors or customers, loss of investors or customers, and failure to obtain new investors or customers, the risk of litigation and administrative proceedings involving the Company or our employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by us or by third-party

publishers.

Our operating plan relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results. Whether actual operating results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to: - whether we can obtain sufficient capital to sustain and grow our business; - our ability to manage our growth; - whether we can manage relationships with key vendors and advertisers; - demand for our products and services; - the timing and costs of new and existing marketing and promotional efforts; - competition; - our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; - our ability to adequately insure our assets and protect against liabilities; - the overall strength and stability of domestic and international economies; - the impact of inflation; and - consumer spending habits. Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, consolidated results of operations and consolidated financial condition.

You may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in a less favorable outcome to you in any such action.
The subscription agreement provides that you waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under the U.S. federal securities laws. If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which govern the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. Accordingly, you are subject to these provisions of the subscription agreement to the extent permitted by applicable law. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the Shares.
If you bring a claim against us in connection with matters arising under the subscription agreement, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to you in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by you or by us of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.
If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

You will not have significant influence on our management.
Substantially all decisions with respect to the management of the Company will be made exclusively by our officers, directors, managers or employees. You will have a very limited ability, if at all, to vote on issues of our management and will not have the right or power to take part in management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, you should not purchase Shares unless you are willing to entrust all aspects of management to us. As noted above, Thomas Paquin, as the trustee of The Tom Paquin Irrevocable Trust, the sole member of VBRE, as the sole owner of our Class B Common Stock, controls the Company.

Additional financing may be necessary for the implementation of our growth strategy. We may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise responding to competitive pressures. Given our limited operating history and existing losses, additional financing may not be available, or, if available, may not be available upon terms acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing stockholders and may reduce the price of our Shares.

The quality of our VictoryBase Properties may not be adequate, and there may be only limited guarantees from the

builder of our VictoryBase Properties. We will seek to acquire or construct VictoryBase Properties that have satisfactory levels of quality to satisfy consumer demands and to provide for reasonable maintenance expenses. We will seek to obtain warranties from our builders, and we will seek to use only reputable builders for our homes. However, we may not be successful in selecting only reputable builders and all builders' warranties are limited to varying degrees. VictoryBase Properties that we acquire or construct may turn out to lack the quality that we expect. Lack of quality in any one property could result in a decline in confidence in our brand which would negatively impact the value or perceived value of our VictoryBase Properties nationwide. Thus, if any of our VictoryBase Properties ends up inferior quality, it could have a negative impact on our business and our results of operations.

Our employees, executive officers, directors and insider stockholders beneficially own or control a substantial portion of our outstanding shares. Thomas Paquin, our founder, sole director, and Chief Executive Officer, serves as the trustee of The Tom Paquin Irrevocable Trust, which owns and controls VBRE, which controls all of our Class B Common Stock, which controls the Company. Control of the Company by one person will limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of the Company that might otherwise result in an investor receiving a premium over the market price for his Shares. Because Mr. Paquin indirectly controls the Company, he will have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire our Shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Shares. Our principal stockholder may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their Shares in the event that we merge with a third party or enter into different transactions, which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for our Shares.

The costs of our Base Agreement discount program may exceed its benefits. We plan to implement a Base Agreement discount program as outlined in "Discount Program" in item 7. Under our anticipated discount program, EquityBase Investors may obtain discounted Base Payments under their Base Agreements if they also purchase Shares in this offering. We anticipate that this discount program will lower our operating costs by encouraging our residents to have an ownership mentality, which we also may refer to as an ownership mindset. The discount program may not result in the development of such ownership mentality in our residents. Any such ownership mindset may not result in lowering our operating costs by the amount of the Base Payment discounts or at all. There is no limit to the amount of discount we may elect to offer, but we anticipate that the amount of the discount will be less than half of the amount of the applicable Base Payment.

Our directors enjoy limitations on their liability. We may provide for the indemnification of our directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability our directors and our stockholders for monetary damages for breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ours pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We will likely incur additional debt. We have incurred debt and expect to incur future debt in order to fund operations. Complying with obligations under such indebtedness may have a material adverse effect on us and on your investment.

COVID-19 or a new pandemic may have unpredictable effects on the global economy and our business. The global pandemic caused by the spread of COVID-19 may have a substantial impact on the global economy, the residential real estate market, and our business in ways that are difficult to predict or react to. Although we believe our business model is well positioned to weather the storm of the pandemic and the economic devastation that we expect will be left in the pandemic's wake, we may not be able to adapt our business model to effectively compete in these uncertain times.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

There may be additional risks that have not been identified in this section, which might have been unintentionally overlooked. As a result, we strongly recommend that investors conduct their own comprehensive risk assessment to account for other factors that could potentially impact their investment decision.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. We may not be successful in attracting and retaining other personnel we require to successfully grow our business.

We have engaged and intend to continue to engage in transactions with related persons. We will routinely be engaged in transactions and contractual relationships with related parties. For example, each time VictoryBase RE LLC (VBRE) contributes a new asset or a new entity to Holdings and/or one of its subsidiaries, the fair market value of such contribution will be determined by us and not by arms-length negotiation. Likewise, when the Company contributes cash to Holdings, the value of Holding's existing assets, and therefore the number of Class B membership interests ("Class B Units") of Holdings to be issued to the Company in exchange for such contribution will be based upon fair market value determined by us rather than by arms-length negotiation. Aditionally, the decision to make cash distributions and the amount to VBH owners will be determined by management.

We may undertake additional equity or debt financing that may dilute the Shares in this offering. Other programs to encourage residents to invest may fail. We anticipate that new programs will lower our operating costs by encouraging our residents to have an ownership mentality, which we also may refer to as an ownership mindset. New programs may not result in the development of such ownership mentality in our residents. Any such ownership mindset may not result in lowering our operating costs. There is no limit to the programs we may elect to offer. We may undertake further equity or debt financing, which may be dilutive to existing stockholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing

stockholders, including you, and also reducing the value of Shares subscribed for under this offering.

By purchasing Shares in this offering you are bound by the fee-shifting provision contained in our subscription agreement, which may discourage you to pursue actions against us. In the event you initiate or assert a claims against us, in accordance with the dispute resolution provisions contained in our subscription agreements, and you do not, in a judgment prevail, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any. Generally, under Delaware law, to be a "prevailing party," a litigant must achieve predominance in the litigation by prevailing on the case's chief issue as determined by the respective court. We intend to apply the fee-shifting sections of the subscription agreements as broadly as possible. This fee-shifting provision applies to all claims arising from any disputes or controversies arising from the subscription agreements, including claims under the U.S. federal securities laws. For the avoidance of doubt, this fee-shifting provisions only applies to disputes between the executing parties of the subscription agreements, and, hence, is not applicable to any secondary transactions. This fee-shifting provision applies to all claims arising from any disputes or controversies arising from the subscription agreements, including claims under the U.S. federal securities laws. For the avoidance of doubt, this fee-shifting provisions does only apply to disputes between the executing parties of the subscription agreements, and, hence, is not applicable to any secondary transactions. BY AGREEING TO BE SUBJECT TO THIS PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

The cost of the Shares that you purchase in this offering may exceed that value of any discount that we offer under our discount program or other incentive programs we provide. We plan to offer a discount off of our Base Payment rates for EquityBase Investors who purchase or commit to purchase Shares as more fully described in the portion of this Form C labeled "Discount Program" in item 7. The amount of any such discount is subject to change from time to time at our sole discretion. The cost of the Shares that you purchase in this offering may exceed the amount of any such discount.

Our estimate of the total value of our discount program is only an estimate and subject to change. We have estimated that the total value of our discount program is $117,600. We have based that estimate on a series of assumptions as more fully described in the portion of this Form C labeled "Discount Program" in item 7. As with all estimates in this Form C, such estimates may not be accurate. Our assumptions may not be correct, and our plans may change due changing events or changing business plans. The actual total amount of discounts offered may change on the basis of changes in the amount of the discount, the amount of VictoryBase Properties we own or control, the portion of VictoryBase Properties occupied by EquityBase Investors, and other factors.

Investment in the Shares offered in this offering is a long-term investment. Because the Shares have not been registered under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under state securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company.

We anticipate additional rounds of fund raising in the future. After the conclusion of this offering, we plan to be continuously offering additional shares of our Class A Common Stock in additional future offerings. Any such issuance of additional shares of Class A Common Stock will dilute the ownership of the Company represented by the Shares sold in this offering.

The Shares in this offering have no protective provisions. The Shares in this offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a stockholder in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. If there is a liquidation event or change of control, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in this offering that would permit you to require us to repurchase the Shares in the event of a takeover, recapitalization or similar transaction.

By purchasing Shares in this offering pursuant to a subscription agreement, you are bound by the provisions contained in the subscription agreement which provide for mandatory arbitration which limits your ability to bring class action lawsuits, seek remedies on a class basis, or have a jury decide the factual merits of your claim. By purchasing shares in this offering pursuant to subscription agreement, you agree to be bound by the arbitration provisions contained in our subscription agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising out of the subscription agreement. Purchasers of shares in a secondary transaction would not be subject to the same arbitration provisions. Such arbitration provision limits your ability to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provision. If invoked, the arbitration is required to be conducted in Fort Worth, Texas in accordance with Delaware law. The subscription agreement allows for either the Company or you to elect to enter into binding arbitration in the event of any covered claim in which the Company and you are adverse parties. While not mandatory, in the event that we were to invoke the arbitration clause, your rights to seek redress in court would be severely limited. These restrictions on the ability to bring a class action lawsuit may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company. BY AGREEING TO BE SUBJECT TO THIS PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

We may never adopt a future share repurchase program; if we adopt such a program, the repurchases price may be less than the offering price in this offering and less than our then-current offering price. We do not expect that a secondary market for resale of our Class A Common Stock will develop. We plan to request from the SEC an exemptive letter exempting a potential share repurchase program from Regulation M promulgated by the SEC. If we obtain such an exemptive letter, we plan to adopt a stock repurchase plan for stockholders who wish to sell their shares. We may never obtain an exemptive letter from the SEC, and even if we obtain such a letter, we may never adopt a share repurchase plan. Our ability to repurchase Shares depends upon the levels of our cash reserves, availability under any line of credit that we might have, the pace of new Share sales, and our ability to sell properties and other investments. If we must sell properties or other investments in order to honor repurchase requests, the repurchase of Shares offered for repurchase could be delayed until we have sold sufficient properties or investments to honor such requests. We will have no obligation to sell any properties in order repurchase Shares. We expect that the property sale process, if undertaken to honor repurchase requests, could take several months, and we may never raise sufficient capital from property sales and other sources to honor all such requests. If we adopt a share

repurchase program, we expect to honor such repurchase requests in the order they are received. If we adopt a share repurchase program, we may not repurchase Shares if such repurchase would materially impair our capital or operations as determined by our Board of Directors. We may never adopt a share repurchase program, and if we do adopt such as program, our Board of Directors may suspend (in part or in whole), amend (in part or in whole) or terminate our share repurchase program at any time. Furthermore, if we adopt a share repurchase program in the future, the repurchase price is likely to be based upon a discount to our then-current net asset value. If we adopt such a share repurchase program, there could be a significant difference in your repurchase price and our current offering price and our offering price at the time of any such repurchase. Likewise, our net asset value for purposes of determining the repurchase price as part of a future share repurchase program may be less than the current offering price and the offering price at the time of repurchase, even prior to applying any discounts under the terms of any such share repurchase plan. We may never adopt a share repurchase plan.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but you may not have such opportunity. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may, in the future, have authority to repurchase its securities from stockholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, the value received by the Investor, together with the fair market estimate of the value remaining in the Company, may not be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. See also item 26 for a summary of related party transactions.

See also the risk factors set forth in item 7 and item 8.

Minority Ownership

An Investor in the Company will hold a minority voting position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but you may not have such opportunity.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

See also the risk factors set forth in item 7 and item 8.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the principal stockholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal stockholders (acting with the board appointed by the principal stockholders) may change the terms of the Articles of Incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal stockholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's

securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The Company may repurchase some or all of the shares of common stock held by principal stockholders.

Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our future equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights (acting with the Board appointed by the principal stockholders) cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

VictoryBase Corporation

Delaware Corporation
Organized August 2020
2 employees
550 Reserve Street
Suite 190
Southlake TX 76092 https://www.victorybase.com/

Business Description

Refer to the VictoryBase Corporation profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

VictoryBase Corporation is current with all reporting requirements under Rule 202 of Regulation Crowdfunding

VictoryBase Corporation is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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